Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three Months Ended June 30, 2025

Maroussi, Greece, August 8, 2025 – Pyxis Tankers Inc. (Nasdaq Cap Mkts: PXS), (the “Company”, “we”, “our”, “us” or “Pyxis Tankers”), an international shipping company, today announced unaudited results for the three and six month periods ended June 30, 2025.

For the three months ended June 30, 2025, our revenues, net, were $9.2 million. For the same period, our time charter equivalent (“TCE”) revenues were $8.8 million, a decrease of $3.5 million, or 28.2%, over the comparable period in 2024. Our net loss attributable to common shareholders for the second quarter ended June 30, 2025 was $2.0 million. For the second quarter of 2025, the net loss per common share was $0.19 basic and diluted compared to the net income per common share of $0.48 basic and $0.43 diluted for the same period of 2024. Our Adjusted EBITDA for the three months ended June 30, 2025 was $1.2 million, a decrease of $6.8 million over the comparable period in 2024. Please see “Non-GAAP Measures and Definitions” below.

Our Chairman & CEO, Valentios Valentis, commented:

“Decelerating market environment continues to impact results

We reported results for the second fiscal quarter, 2025 with Revenues, net of $9.2 million, Adjusted EBITDA of $1.2 million and net loss per share of $0.19. In comparison to the comparable 2024 period, quarterly results were largely impacted by a $3.5 million decline in TCE revenues and a $2.9 million increase in general and administrative expenses, substantially reflecting the payment of a non-recurring long-term prior performance bonus.

In sharp contrast to a robust first half of last year, the product tanker sector continued to experience lower charter rates during 2025, largely due to slowing global economic activity as evidenced by softer global demand for transportation fuels. Still, charter rates remain reasonably healthy in comparison to long-term historical averages. For the period ended June 30, 2025, our MR tankers generated an average TCE rate of $20,686 per day, which declined about $2,900 per day sequentially from the first quarter of 2025 and decreased by 37% from the second quarter of last year. As of August 7, 2025, our MRs were employed at an average estimated TCE of $21,600 per day, with 91% of our MR available days booked in the third quarter ending September 30, 2025. Given ongoing market uncertainties caused by unprecedented geo-political events and subdued macro-economic conditions, we continue to employ our fleet of three modern, eco-efficient MRs under short-term time charters.

In the dry-bulk market, chartering conditions remained depressed during the first half of 2025, weighed down by soft demand for key commodities and the continued deceleration of China’s economic growth. For the quarter ended June 30, 2025, our three mid-sized bulkers generated an average daily TCE rate of $12,840 which was a slight decline from the first quarter of 2025 but lower by over 42% compared to Q2 2024. As of August 7, 2025, our bulkers were employed at an improving average estimated TCE of $15,250 per day, with 66% of available days booked in the third quarter ending September 30, 2025. All of our dry-bulk carriers are currently employed under short-term time charters.

Measured optimism with greater uncertainty

For the remainder of 2025, we expect the chartering environment for both product tankers and the dry-bulk carriers to remain challenging. Global demand for seaborne cargoes including a broad range of refined petroleum products and dry-bulk commodities are expected to see modest growth for the year, accompanied by a normalization of ton-mile activity. While world-wide economic activity has shown resilience in the first half of 2025, the unpredictable path of tariffs is expected to adversely affect the global economy with slowing trade, rising inflation and unemployment. However, surprising positive developments may occur. Notably, last week’s announcement of a $750 billion energy trade agreement by the 27 bloc of countries within the European Union to purchase U.S. energy products over the next three years represents a potential tailwind for tanker demand. In the short-term, improved refinery margins and the accelerated return of all of the voluntary OPEC+ crude oil production cuts of 2.2 million barrels per day offer further encouragement for the tanker market.

Historically, demand growth for many refined petroleum products and dry-bulk commodities has been reasonably correlated to global GDP growth. In July, the International Monetary Fund revised its annual global growth forecast to average ~ 3% through 2026. Vessel supply is anticipated to increase in the second half of 2025 due to a pick-up in scheduled new build deliveries and historically -low scrapping activity. According to Arrow Shipbrokering Group (June 3, 2025), the MR orderbook stood at 319 tankers, or 16.9% of the global fleet, while 320 MRs, or 17.2%, were already 20 years of age or more, creating a large pool of scrapping candidates and contributing to a more balanced long-term supply outlook. On the dry-bulk side, fleet growth for 2025 is expected to outpace sluggish demand growth, despite the normal seasonal uplift in trade of certain minor bulk commodities anticipated this Fall. However, potential scrapping and slow-steaming of a large number of older, less efficient bulkers could mitigate some of the pressure on chartering conditions.

Overall fundamental cargo demand continues to be supported by the ton-mile effects stemming from the continued hostilities of the Russian-Ukrainian war and tensions in the Middle East, including the resurgence of deadly vessel attacks in the Red Sea. Meanwhile, a gradual shift towards more accommodative monetary policies by global central banks along with unpredictable prospect of peace in major conflict areas offer some optimism. But, heightened macroeconomic uncertainty exacerbated by tariffs and evolving trade restrictions underscore the importance of our maintaining a prudent and disciplined approach to operational and financial management.

Looking ahead, we believe there will be compelling growth opportunities in the near future to expand our fleet of mid-sized, modern eco-efficient vessels in both the product tanker and dry-bulk sectors. Last week, we closed on the new bank commitment of up to $45 million, which combined with cash on hand, will enable us to promptly fund the potential acquisition of two vessels by January, 2027. In the meantime, we expect to continue to utilize our operating cash flow to further enhance balance sheet liquidity, repay scheduled debt and maintain strong technical and commercial performance of our high-quality fleet.”

Results for the three months ended June 30, 2024 and 2025

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited consolidated financials presented below.

For the three months ended June 30, 2025, we reported revenues, net of $9.2 million, or a 34.2% decrease from $13.9 million in the comparable 2024 period. Our net loss attributable to common shareholders was $2.0 million, compared to a net income attributable to common shareholders of $5.0 million for the same period in 2024. The reported net loss per common share was $0.19 basic and diluted, compared to net income per common share of $0.48 basic and $0.43 diluted, for the same period in 2024. The weighted average number of basic and diluted shares reduced to 10.4 million, in the most recent period, mainly due to the common share buyback program which was completed in January, 2025. Operationally, our MR tankers achieved an average TCE rate of $20,686 per day, a 37.1% decline from $32,868 during the three months ended June 30, 2024, reflecting weaker charter rates in the product tanker sector. Similarly, our dry bulk carriers recorded an average daily TCE of $12,840, down 42.5% from $22,333 for the same period last year, due to continued softness in the dry bulk market. In the second quarter of 2025, 100% of the MR tankers’ revenue was generated under short-term time charters, while the bulk carriers were also employed exclusively under short-term time charters. Adjusted EBITDA decreased by $6.8 million to $1.2 million in the second quarter of 2025 from $8.0 million for the same period in 2024.

Results for the six months ended June 30, 2024 and 2025

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited consolidated financials presented below.

2

For the six months ended June 30, 2025, we reported Revenues, net of $18.8 million, a decrease of $7.0 million, or 27.1%, from $25.7 million in the comparable period of 2024. Our net loss attributable to common shareholders was $1.2 million, compared to a net income attributable to common shareholders of $8.5 million for the same period in 2024. The reported net loss per common share was $0.12 basic and diluted, compared to net income per common share of $0.81 basic and $0.73 diluted, for the same period in 2024. During the six months of 2025, our MRs were contracted for 453 days or 83% under short-term time charters, with the remainder employed in the spot market resulting in an overall MR average daily TCE rate of $22,049. Also, during the same period, our bulkers were contracted under short-term time charters resulting in an overall dry-bulk average daily TCE rate of $12,919. During the first half of 2025, we generated a lower MR daily TCE rate of $22,049 and lower MR fleet utilization of 94.7%, compared to a daily TCE rate of $32,337 and utilization of 98.2% in the same period in 2024. We operated an average of three MR tankers in both periods. Our dry-bulk vessels achieved a daily TCE rate of $12,919 and utilization of 90.8% in the first half of 2025, compared to a daily TCE rate of $20,111 and utilization of 78.5% in the same period of 2024. In 2025, we operated an average of 3.0 bulk carriers, up from 1.8 in the prior year. Adjusted EBITDA for the six months ended June 30, 2025 declined by $9.3 million to $4.7 million, compared to $14.0 million in the 2024 period.

Tanker fleet		Three months ended June 30,		Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates		2024	2025	2024	2025
which are presented in U.S. dollars per day)
MR Revenues, net		$10,137	5,920	19,824	12,353
MR Voyage related costs and commissions		(1,197)	(273)	(2,492)	(1,020)
MR Time Charter Equivalent revenues [2]		$8,940	5,647	17,332	11,333

MR Total operating days		272	273	536	514
MR Daily Time Charter Equivalent rate [2]	$/d	32,868	20,686	32,337	22,049
Average number of MR vessels		3.0	3.0	3.0	3.0

Dry-bulk fleet		Three months ended June 30,		Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates		2024	2025	2024	2025
which are presented in U.S. dollars per day)
Dry-bulk Revenues, net [1]		$3,774	3,231	5,891	6,403
Dry-bulk Voyage related costs and commissions [1]		(468)	(86)	(823)	(551)
Dry-bulk Time Charter Equivalent revenues [1,2]		$3,306	3,145	5,068	5,852

Dry-bulk Total operating days [1]		148	245	252	453
Dry-bulk Daily Time Charter Equivalent rate [1,2]	$/d	22,333	12,840	20,111	12,919
Average number of Dry-bulk vessels [1]		2.0	3.0	1.8	3.0

Total fleet		Three months ended June 30,		Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates		2024	2025	2024	2025
which are presented in U.S. dollars per day)
Revenues, net [1]		$13,911	9,151	25,715	18,756
Voyage related costs and commissions [1]		(1,665)	(359)	(3,315)	(1,571)
Time Charter Equivalent revenues [1,2]		$12,246	8,792	22,400	17,185

Total operating days [1]		420	518	788	967
Daily Time Charter Equivalent rate [1,2]	$/d	29,156	16,975	28,427	17,772
Average number of vessels [1,2]		5.0	6.0	4.8	6.0

[1]	a) The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.
b) The dry-bulker “Konkar Venture” was delivered on June 28, 2024 and continued her employment under the existing time charter through mid-August, 2024
[2]	Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

3

Management’s Discussion & Analysis of Financial Results for the Three Months ended June 30, 2024 and 2025

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted).

Revenues, net: Revenues, net of $9.2 million for the three months ended June 30, 2025, represented a decrease of $4.8 million, or 34.2%, from $13.9 million in the comparable period of 2024. In the second quarter of 2025, our average daily TCE rate for our MR fleet was $20,686, a $12,182 per day decrease from $32,868 for the same period in 2024. This decline in Revenues, net, was the result of softer charter rates in comparison to the same period of 2024. Also, in the most recent quarter, our dry-bulk average daily TCE rate was $12,840, a $9,493 per day decrease from $22,333 for the same period in 2024. This decrease was the result of lower dry-bulk charter rates offset by higher utilization to 93.2% in comparison to 80.0% in the same period of 2024. Total fleet ownership days in the second quarter of 2025 were 546, or an average of 6.0 vessels, compared with 457 days, or an average of 5.0 vessels, for the same period of 2024. This increase was due to the acquisition of the Kamsarmax dry-bulk vessel, “Konkar Venture” in June 2024.

Voyage related costs and commissions: Voyage related costs and commissions of $0.4 million in the second quarter of 2025, represented a decrease of $1.3 million, or 78.4%, from $1.7 million in the same period of 2024, primarily as a result of lower spot employment for our MRs from 90 days in the second quarter in 2024 to nil days in the same period of 2025 and higher utilization of bulkers from 80.0% in the second quarter of 2024 to 93.2% in the same period of 2025. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot employment results in decreased voyage related costs.

Vessel operating expenses: Vessel operating expenses were $3.4 million for the three-month period ended June 30, 2025, an increase of $0.3 million, or 11.2%, from $3.0 million in the same period of 2024. The increase primarily reflected the expansion of our fleet due to the dry-bulk vessel acquisitions in 2024. Vessel ownership days for the three-month period ended June 30, 2025 were 546 days compared to 457 for the same period of 2024.

General and administrative expenses: General and administrative expenses of $3.7 million for the second quarter of 2025 represented an increase of $2.9 million, from $0.8 million in the same period of 2024. The second quarter of 2025, included a one-off long-term prior performance bonus paid to our tanker ship management company, Pyxis Maritime Corp. (“Maritime”), an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis. Excluding this item, General and administrative expenses were $0.1 million lower than the prior year period. Administrative fees payable to Maritime also included the 2024 inflation adjustment rate of 2.74% in Greece.

Management fees: For the three months ended June 30, 2025, management fees charged by our tanker ship manager, Maritime, our dry-bulk ship manager, Konkar Shipping Agencies S.A. (“Konkar Agencies”), both affiliates of Mr. Valentis, and by International Tanker Management Ltd. (“ITM”), the unaffiliated technical manager of our MRs, increased by $0.1 million to $0.5 million. The increase was primarily driven by the expansion of our dry-bulk fleet and the impact of inflationary conditions, including the application of the 2024 Greek inflation rate adjustment of 2.74% to the fees charged by the affiliated ship managers.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the quarter ended June 30, 2025, represented an increase of $0.1 million compared to the same period in 2024. The increase reflected the commencement of amortization for two special surveys performed on our dry-bulk vessels in Spring, 2025. During the first quarter of 2025, “Konkar Venture” successfully completed her second special survey over 22 days. In addition, “Konkar Asteri” commenced her second special survey in the same quarter, with 12 days completed during the first quarter of 2025 and the remaining 10 days concluded in April 2025.

Depreciation: Depreciation of $1.9 million for the quarter that ended June 30, 2025, represented an increase of $0.3 million, or 15.6%, compared to $1.6 million in 2024. The increase reflected additional depreciation related to the acquired bulker “Konkar Venture”.

4

Interest and finance costs, net: Interest and finance costs for the quarter ended June 30, 2025, were $1.5 million, represented a decrease of $0.1 million, or 7.2%, compared to the same period of 2024. This reduction was primarily driven by lower average debt levels and lower SOFR based interest rates paid on all the floating rate bank debt, as well as amendments made in 2024 to two of our loan agreements relating to the “Pyxis Lamda” and the “Pyxis Theta” which included reduced interest rate margins.

Interest income: Interest income of $0.4 million received during the quarter ended June 30, 2025, decreased $0.2 million compared to the same period in 2024, due to lower interest rates on deposits.

Gain attributable to non-controlling interest: Gain attributable to the non-controlling interest (the “NCI”) for the quarter ended June 30, 2025, was $0.1 million, unchanged from the same period in 2024. This reflects the share of results attributable to the NCI in the joint ventures that own the dry-bulk carriers “Konkar Ormi” and “Konkar Venture”.

Management’s Discussion & Analysis of Financial Results for the Six Months ended June 30, 2024 and 2025

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted).

Revenues, net: Revenues, net of $18.8 million for the six months ended June 30, 2025, represented a decrease of $7.0 million, or 27.1%, from $25.7 million in the comparable period of 2024. In the first half of 2025, our average daily TCE rate for our MR fleet was $22,049, a $10,288 per day decrease from $32,337 for the same period in 2024. The decline in Revenues, net, was the result of softer charter rates as well as lower operating days of 514 in the first half of 2025 in comparison to 536 in the same period of 2024. Also, in the most recent period, our dry-bulk average daily TCE rate was $12,919, a $7,192 per day decrease from $20,111 for the same period in 2024. This decrease was the result of lower dry-bulk charter rates offset by higher utilization to 90.8% in comparison to 78.5% in the same period of 2024. Total fleet ownership days in the first half of 2025 were 1,086 or an average of 6.0 vessels, compared with 867 days, or an average of 4.8 vessels, for the same period of 2024. This increase was due to the acquisition of the two Kamsarmax dry-bulk vessels, “Konkar Asteri” and “Konkar Venture” in February and June, 2024.

Voyage related costs and commissions: Voyage related costs and commissions of $1.6 million in the first half of 2025, represented a decrease of $1.7 million, or 52.6%, from $3.3 million in the same period of 2024, primarily as a result of lower spot employment for our MRs from 172 days in the six-month period in 2024 to 61 days in the same period of 2025 as well as by higher utilization in bulkers from 78.5% in the six-month period in 2024 to 90.8% in the same period of 2025. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot employment results in decreased voyage related costs.

Vessel operating expenses: Vessel operating expenses of $7.0 million for the six-month period ended June 30, 2025, represented an increase of $0.8 million, or 13.9%, from $6.1 million in the same period of 2024, reflecting the expansion of our dry-bulk fleet in 2024. Vessel ownership days for the six-month period ended June 30, 2025 were 1,086 days compared to 867 for the same period of 2024.

General and administrative expenses: General and administrative expenses were $4.6 million for the six-month period ended June 30, 2025 represented an increase of $3.0 million, from $1.5 million in the same period of 2024. The first half of 2025 included a one-off long-term prior performance bonus paid to Maritime. Excluding this item, General and administrative expenses remained relatively consistent with the prior year period. Administrative fees payable to Maritime also reflect inflationary cost pressures, including the 2024 inflation adjustment rate of 2.74% in Greece.

Management fees: For the six months ended June 30, 2025, management fees charged by Maritime, Konkar Agencies and ITM, increased by $0.2 million to $0.9 million. The increase was primarily driven by the further expansion of our fleet in the dry-bulk sector and the impact of inflationary conditions, including the application of the 2024 Greek inflation rate adjustment of 2.74% to the fees charged by the two affiliated ship managers.

Amortization of special survey costs: Amortization of special survey costs of $0.3 million for the six months ended June 30, 2025, represented an increase of $0.1 million compared to the same period in 2024. The increase reflected the commencement of amortization for two special surveys performed on our dry-bulk vessels, “Konkar Venture” and “Konkar Asteri” which were completed in the Spring of 2025.

Depreciation: Depreciation of $3.8 million for the six-month period ended June 30, 2025, represented an increase of $0.7 million, or 21.2%, compared to $3.1 million in 2024. The increase reflected additional depreciation related to the acquired bulkers “Konkar Asteri” and “Konkar Venture”.

Interest and finance costs, net: Interest and finance costs for the six months ended June 30, 2025, were $2.9 million, represented a decrease of $0.1 million, or 4.2%, compared to the same period of 2024. This reduction was primarily driven by lower average debt levels and lower SOFR based interest rates paid on all the floating rate bank debt, as well as amendments made in 2024 to two of our loan agreements relating to the “Pyxis Lamda” and the “Pyxis Theta” which reduced interest rate margins.

Interest income: Interest income of $0.9 million received during the six months ended June 30, 2025, decreased $0.4 million compared to the same period in 2024, due to lower interest rates on deposits.

Loss attributable to non-controlling interest: Loss attributable to the NCI for the six months ended June 30, 2025, was $0.16 million, compared to a gain of $0.05 million in the same period of 2024. This reflected the share of results attributable to the NCI in the joint ventures that own the bulkers “Konkar Ormi” and “Konkar Venture”.

5

Interim Consolidated Statements of Comprehensive Income/(Loss)

For the three months ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended June 30,
	2024	2025

Revenues, net	$13,910	$9,151

Expenses:
Voyage related costs and commissions	(1,665)	(359)
Vessel operating expenses	(3,049)	(3,392)
General and administrative expenses	(815)	(3,740)
Management fees, related parties	(272)	(345)
Management fees, other	(122)	(125)
Amortization of special survey costs	(97)	(167)
Depreciation	(1,634)	(1,889)
Operating income/(loss)	6,256	(866)

Other expenses:
Interest and finance costs	(1,580)	(1,467)
Interest income	607	423
Total other expenses, net	(973)	(1,044)

Net income/(loss)	$5,283	$(1,910)

Gain attributable to non-controlling interests	(91)	(93)
Net income/(loss) attributable to Pyxis Tankers Inc.	$5,192	$(2,003)

Dividend Series A Convertible Preferred Stock	(174)	—
Net income/(loss) attributable to common shareholders	$5,018	$(2,003)

Income/(loss) per common share, basic	$0.48	$(0.19)
Income/(loss) per common share, diluted	$0.43	$(0.19)

Weighted average number of common shares, basic	10,451,364	10,413,365
Weighted average number of common shares, diluted	12,095,610	10,413,365

6

Interim Consolidated Statements of Comprehensive Income/(Loss)

For the six months ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Six months ended June 30,
	2024	2025

Revenues, net	$25,715	$18,756

Expenses:
Voyage related costs and commissions	(3,315)	(1,571)
Vessel operating expenses	(6,116)	(6,965)
General and administrative expenses	(1,546)	(4,573)
Management fees, related parties	(498)	(686)
Management fees, other	(244)	(251)
Amortization of special survey costs	(194)	(264)
Depreciation	(3,095)	(3,752)
Operating income	10,707	694

Other expenses, net:
Interest and finance costs	(3,073)	(2,944)
Interest income	1,261	857
Total other expenses, net	(1,812)	(2,087)

Net income/(loss)	$8,895	$(1,393)

Loss/(Gain) attributable to non-controlling interests	(53)	156
Net income/(loss) attributable to Pyxis Tankers Inc.	$8,842	$(1,237)

Dividend Series A Convertible Preferred Stock	(383)	—
Net income/(loss) attributable to common shareholders	$8,459	$(1,237)

Income/(loss) per common share, basic	$0.81	$(0.12)
Income/(loss) per common share, diluted	$0.73	$(0.12)

Weighted average number of common shares, basic	10,479,962	10,417,915
Weighted average number of common shares, diluted	12,124,208	10,417,915

7

Consolidated Balance Sheets

As of December 31, 2024 and June 30, 2025

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2024	June 30, 2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,243	$27,445
Short-term investment in time deposits	17,000	14,000
Inventories	1,889	1,434
Trade accounts receivable, net	5,040	2,473
Prepayments and other current assets	706	393
Insurance claim receivable	245	340
Total current assets	46,123	46,085

FIXED ASSETS, NET:
Vessels, net	140,024	136,728
Advance for vessel additions	170	—
Total fixed assets, net	140,194	136,728

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	1,350	1,350
Deferred dry-dock and special survey costs, net	1,214	2,430
Total other non-current assets	2,564	3,780
Total assets	$188,881	$186,593

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$7,561	$7,572
Trade accounts payable	2,107	2,057
Due to related parties	973	3,101
Hire collected in advance	111	1,302
Accrued and other liabilities	1,502	1,245
Total current liabilities	12,254	15,277

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	76,963	73,173
Total non-current liabilities	76,963	73,173

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; nil Series A Convertible Preferred Shares issued and outstanding as at December 31, 2024 and at June 30, 2025)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,553,399 shares issued and outstanding as at December 31, 2024 and 10,485,865 at June 30, 2025, respectively)	11	11
Additional paid-in capital	98,035	97,907
Accumulated deficit	(4,670)	(5,907)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries	93,376	92,011
Non-controlling interest	6,288	6,132
Total stockholders’ equity	99,664	98,143
Total liabilities and stockholders’ equity	$188,881	$186,593

8

Interim Consolidated Statements of Cash Flows

For the six months ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars)

	Six months ended June 30,
	2024	2025
Cash flows from operating activities:
Net income/(loss)	$8,895	$(1,393)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	3,095	3,752
Amortization of special survey costs	194	264
Amortization and write-off of financing costs	114	115
Amortization of restricted common stock grants	17	142
Changes in assets and liabilities:
Inventories	(1,154)	455
Due from/(to) related parties	178	2,128
Trade accounts receivable, net	(253)	2,567
Prepayments and other current assets	(1,133)	313
Insurance claim receivable	—	(95)
Special survey cost	(4)	(1,020)
Trade accounts payable	241	(611)
Hire collected in advance	(296)	1,191
Accrued and other liabilities	785	(257)
Net cash provided by operating activities	$10,679	$7,551

Cash flows from investing activities:
Vessel acquisitions	(44,969)	—
Vessel additions	(24)	(355)
Vessel additions prepayments	—	170
Short-term investment in time deposits	3,000	3,000
Net cash (used in)/provided by investing activities	$(41,993)	$2,815

Cash flows from financing activities:
Proceeds from long-term debt	31,000	—
Repayment of long-term debt	(3,313)	(3,893)
Contributions from non-controlling interests to Joint Ventures	5,880	—
Redemption of Series A Convertible Preferred shares	(2,500)	—
Payment of financing costs	(267)	(1)
Preferred stock dividends paid	(391)	—
Common stock re-purchase program	(380)	(270)
Deemed dividend from Konkar Venture acquisition	(7,493)	—
Net cash provided by/(used in) financing activities	$22,536	$(4,164)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(8,778)	6,202
Cash and cash equivalents and restricted cash at the beginning of the period	36,339	22,593
Cash and cash equivalents and restricted cash at the end of the period	$27,561	$28,795

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$2,815	$2,897
Non-cash financing activities – issuance of common stock financing acquisition of vessel “Konkar Venture”	1,382	—
Unpaid portion of Special survey cost	—	460
Unpaid portion of vessel additions	—	101

9

Liquidity, Debt and Capital Structure

Our total funded debt, net of deferred financing costs, at June 30, 2025 was $80.7 million. Pursuant to our loan agreements, as of June 30, 2025, we were required to maintain a minimum cash balance of $1.35 million. Total cash and cash equivalents, including the minimum liquidity classified as restricted cash and cash that has been classified as a short-term investment in time deposits, aggregated $42.8 million as of June 30, 2025.

(Amounts in thousands of U.S. dollars)	December 31, 2024	March 31, 2025
Total funded debt, net of deferred financing costs	$84,524	$80,745

Our weighted average interest rate on our total funded debt for the six months ended June 30, 2025 was 6.66%. At that date, we had short-term interest-bearing investments of $14.0 million. Our next loan maturity is scheduled for December 2026 with a balloon principal payment of $12.2 million due on the 2017-built “Pyxis Lamda”.

On June 30, 2025, we had a total of 10,485,865 common shares issued and outstanding of which Mr. Valentis, our CEO and Chairman, beneficially owned 57.3%, and 1,592,465 outstanding warrants (NASDAQ Cap Mkts: PXSAW), which have an exercise price of $5.60 and expire October 13, 2025.

Subsequent Events

On July 30, 2025 the Company closed on a commitment from an existing bank for a “hunting license” loan facility of up to $45 million (the “Facility”) to finance the potential acquisition of up to two modern vessels, consisting of product tankers between 45-115K dwt. and/or dry bulk carriers between 60-85K dwt. Advances under the Facility, which can be as much as 62.5% of vessel purchase value, can be drawn-down anytime for a period of up to 18 months after closing of the Facility. The balance of the purchase consideration for the vessel(s) would consist of cash equity on hand from the Company. Borrowings under the Facility would have an interest rate of SOFR + average margin of 1.9%. Each advance under the Facility would be repaid on a quarterly basis over five years from drawdown. The Facility would be secured by, among other things, any vessels acquired with the proceeds of the Facility and contains certain standard financial and other covenants. The Company will incur a nominal fee payable to the lender during the drawdown period of the Facility.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represent the sum of net income, interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating charges, such as interest income, loss from debt extinguishment, loss from financial derivative instrument and gain from sales of vessels. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income, as reflected in the Unaudited Consolidated Statements of Comprehensive Income, to EBITDA and Adjusted EBITDA:

10

Reconciliation of Net income/(loss) to EBITDA and Adjusted EBITDA	Three months ended June 30,		Six months ended June 30,
(Amounts in thousands of U.S. dollars)	2024	2025	2024	2025

Net income/(loss)	$5,283	$(1,910)	$8,895	$(1,393)
Depreciation	1,634	1,889	3,095	3,752
Amortization of special survey costs	97	167	194	264
Interest and finance costs	1,580	1,467	3,073	2,944
EBITDA	$8,594	$1,613	$15,257	$5,567

Interest income	(607)	(423)	(1,261)	(857)
Adjusted EBITDA	$7,987	$1,190	$13,996	$4,710

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding the employment of the vessels. TCE Revenues are calculated by presenting Revenues, net after deducting Voyage related costs and commissions. We calculate daily TCE by dividing TCE Revenues by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE Revenues and daily TCE are not calculated in accordance with U.S. GAAP.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimize the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA, Opex, Utilization and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

11

(Amounts in U.S. dollars per day)		Three months ended June 30,		Six months ended June 30,
		2024	2025	2024	2025
Tanker Fleet:
Eco-Efficient MR2
(2025: 3 vessels)	Daily TCE :	32,868	20,686	32,337	22,049
(2024: 3 vessels)	Opex per day:	7,130	7,520	7,175	7,421
	Utilization % :	99.6%	100.0%	98.2%	94.7%
Average number of MR vessels *		3.0	3.0	3.0	3.0

Dry-bulk Fleet:
(2025: 3 vessels) *	Daily TCE :	22,333	12,840	20,111	12,919
(2024: 2 vessels) *	Opex per day:	5,952	4,906	6,789	5,406
	Utilization % :	80.0%	93.2%	78.5%	90.8%
Average number of Dry-bulk vessels *		2.0	3.0	1.8	3.0

Total Fleet:
(2025: 6 vessels) *	Daily TCE :	29,156	16,975	28,427	17,772
(2024: 5 vessels) *	Opex per day:	6,654	6,213	7,032	6,414
	Utilization % :	91.7%	96.6%	90.9%	92.8%
Average number of vessels *		5.0	6.0	4.8	6.0

As of August 8, 2025, our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria”, and three dry-bulk vessels, “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture”. During 2024 and 2025, the vessels in our fleet were employed under time and spot charters.

* a)	The dry-bulker “Konkar Asteri” was delivered to our joint venture on February 15, 2024 and commenced her initial charter on February 29, 2024.
b)	The dry-bulker “Konkar Venture” was delivered to our joint venture on June 28, 2024 and continued her employment under the existing time charter through mid-August 2024.

Company Presentation

A presentation of our results is available on our website (http://www.pyxistankers com). However, none of the information contained on our website is incorporated into or forms a part of this report.

Pyxis Tankers Fleet (as of August 7, 2025)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate ($ per day)	Anticipated Earliest Redelivery Date

Tanker fleet
Pyxis Lamda (2)	SPP / S. Korea	MR2	50,145	2017	Time	20,000	Sep 2025
Pyxis Theta (3)	SPP / S. Korea	MR2	51,795	2013	Time	22,000	Dec 2025
Pyxis Karteria (4)	Hyundai / S. Korea	MR2	46,652	2013	Time	24,500	Sep 2025
			148,592
Dry-bulk fleet
Konkar Ormi (5)	SKD / Japan	Ultramax	63,520	2016	Time	15,250	Sep 2025
Konkar Asteri (6)	JNYS / China	Kamsarmax	82,013	2015	Time	13,000	Sep 2025
Konkar Venture (7)	JNYS / China	Kamsarmax	82,099	2015	Time	14,000	Sep 2025
			227,632

1.	These tables present gross rates in U.S.$ and do not reflect any commissions payable.
2.	“Pyxis Lamda” is fixed on a time charter for 6 months +30/-15 days, at $20,000 per day.
3.	“Pyxis Theta” is fixed on a time charter for 12 months +/- 30 days, at $22,000 per day.
4.	“Pyxis Karteria” is fixed on a time charter for 12 months up to Sep 18, 2025, at $24,500 per day. The charterers have agreed to extend the time charter agreement for an additional 12 months - 30/+60 days, beginning Sep 19, 2025 at $19,500 per day.
5.	“Konkar Ormi” is fixed on a time charter for 50 – 60 days, at $15,250 per day, plus $525 ballast bonus.
6.	“Konkar Asteri” is fixed on a time charter for 30 – 40 days, at $13,000 per day.
7.	“Konkar Venture” is fixed on a time charter for 85 – 100 days, at $14,000 per day.

12

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of six mid-sized eco-vessels, which are engaged in the seaborne transportation of a broad range of refined petroleum products and dry-bulk commodities and consists of three MR product tankers, one Kamsarmax bulk carrier and controlling interests in two dry-bulk joint ventures of a sister-ship Kamsarmax and an Ultramax. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information on or accessible through the Company’s website is not incorporated into and does not form a part of this release.

Forward Looking Statements

This press release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals, financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will, “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of the war in the Ukraine and the conflicts in the Middle East and the Red Sea region, on our financial condition and operations as well as the nature of the product tanker and dry-bulk industries, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company is reliant on certain independent and affiliated managers for its operations, including most recently an affiliated private company, Konkar Shipping Agencies, S.A., for the management of its dry-bulk vessels. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including, without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi, 15125 Greece
info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106
Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

13